EXHIBIT 99.1

VIZSLA SILVER INTERSECTS 1,011 G/T AGEQ OVER 12.52 METRES, EXPANDS HIGH-GRADE MINERALIZATION AT COPALA STRUCTURE TO 900 METRES BY 400 METRES

VANCOUVER, BC, Aug. 10, 2022 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from 26 new drill holes targeting the Tajitos - Copala resource area at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The results are exclusively from the Copala Vein located in the western portion of the district and expand the high-grade mineralized footprint to over 900 metres along strike by 400 metres down dip.

Highlights

•	CS-22-191 returned 1,011 grams per tonne (g/t) silver equivalent (AgEq) over 12.52 metres true width (mTW) (706 g/t silver and 4.93 g/t gold)
•	Including 5,602 g/t AgEq over 1.26 mTW (3,880 g/t silver and 27.70 g/t gold) And, 5,491 g/t AgEq over 3.28 mTW (4,804 g/t silver and 14.23 g/t gold)
•	Including 12,690 g/t AgEq over 1.26 mTW (11,053 g/t silver and 33.50 g/t gold)
•	CS-22-173 returned 826 g/t AgEq over 14.46 mTW (663 g/t silver and 2.90 g/t gold)
•	Including 2,118 g/t AgEq over 0.78 mTW (1,655 g/t silver and 8.05 g/t gold)
•	And, 1,826 g/t AgEq over 1.37 mTW (1,505 g/t silver and 5.93 g/t gold)
•	CS-22-159 returned 418 g/t AgEq over 10.50 mTW (285 g/t silver and 2.12 g/t gold)
•	Including 1,775 g/t AgEq over 0.56 mTW (493 g/t silver and 18.30 g/t gold)
•	And, 2,489 g/t AgEq over 2.66 mTW (2,011 g/t silver and 8.60 g/t gold)
•	Including 6,151 g/t AgEq over 0.89 mTW (4,950 g/t silver and 21.50 g/t gold)
•	CS-22-181 returned 1,051 g/t AgEq over 3.44 mTW (832 g/t silver and 3.85 g/t gold)
•	Including 2,396 g/t AgEq over 0.68 mTW (1,725 g/t silver and 11.00 g/t gold)

"The Copala Vein, located just north of Tajitos, has now become our primary focus for near-term resource expansion at Panuco," commented Michael Konnert, President and CEO. "Nowhere else in the district have we observed such high precious metals grades over such broad intervals, located just below surface. With several newly reported intercepts grading over 1,000 g/t AgEq, Copala continues to demonstrate high-grade mineral continuity both along strike and down dip, ultimately supporting the potential for a material expansion to the Copala resource base. To date, we have now reported 72 holes from Copala, effectively expanding the mineralized footprint to over 900m long by 400m down dip, with mineralization open in all directions."

Figure 1: Plan map of recent drilling centered on the Copala vein. (CNW Group/Vizsla Silver Corp.)

The Copala Vein is a structure located at the northern extent and on the hangingwall side of the Tajitos structure. Copala is marked by high precious metals grades (up to 11,053 g/t silver and 33.50 g/t gold over 1.26 mTW) hosted within a broader envelope of vein-breccia up to 82 metres thick with local mineralized pockets up to 20.45 mTW averaging 1,030 g/t AgEq (780 g/t silver and 4.23 g/t gold). Our most recent intercepts and interpretations show that Copala dips shallowly to the east (~35°) in its northern sector and steepens to ~52° to the east in the south sector.

Drilling has now traced Copala mineralization along 900 metres of strike length and approximately 400 metres down dip. Furthermore, today's reported intercepts expand the zones NNW-SSE striking high-grade shoot an additional 450m to the SSE, beyond the March 2022 resource boundary. This high-grade sub-zone remains open to the north, south and down-dip to the east. Ongoing detailed structural-geologic interpretations suggest mineralization continues to the south, beyond the previously reported Cristiano Vein (see press releases dated January 19, 2022 and March 10, 2022), and is a near-term focus for expansion as Vizsla continues to explore this area.

Drilling focused on expanding the Copala resource area continues to highlight well-developed, high-grade mineral continuity. The intercepts reported here, along with previously reported intercepts located to the north and the Copala 2 vein-splay intercepts situated between Tajitos and Copala (see press releases dated June 21, 2022 and May 19, 2022), support the potential to discover additional blind to surface veins in the vicinity.

Figure 2: Plan map of Copala vein with drill-hole pierce points. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section showing Copala, Tajitos and Copala 2 veins. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-22-156	NO SIGNIFICANT VALUES							Copala
CS-22-159	117.55	135.30	17.75	10.50	285	2.12	418	Copala
Includes	121.25	122.20	0.95	0.56	493	18.30	1,775
Includes	134.10	135.30	1.20	0.71	1,025	4.61	1,285
CS-22-159	187.70	192.20	4.50	2.66	2,011	8.60	2,489	FW splay
Includes	189.15	190.15	1.00	0.59	1,390	5.18	1,665
Includes	190.15	191.65	1.50	0.89	4,950	21.50	6,151
CS-22-163A	65.00	69.30	4.30	2.26	313	1.32	386	HW splay
CS-22-163A	115.50	121.40	5.90	3.10	210	1.24	285	Copala
CS-22-165	209.00	211.05	2.05	1.60	645	2.14	754
CS-22-168	271.50	274.50	3.00	2.85	177	0.77	220	Copala
CS-22-170	225.75	234.00	8.25	5.36	195	1.79	310	Copala
Includes	229.50	230.40	0.90	0.59	341	10.20	1,051
CS-22-171	297.30	304.90	7.60	6.61	344	0.88	383	Copala
Includes	297.90	298.65	0.75	0.65	1,205	3.69	1,386
Includes	298.65	299.70	1.05	0.91	1,010	1.99	1,082
CS-22-172	NO SIGNIFICANT VALUES							Copala
CS-22-173	256.15	270.90	14.75	14.46	663	2.90	826	Copala
Includes	256.15	256.95	0.80	0.78	1,375	7.19	1,796
Includes	256.95	257.90	0.95	0.93	1,501	5.49	1,791
Includes	259.35	260.15	0.80	0.78	1,655	8.05	2,118
Includes	268.10	269.50	1.40	1.37	1,505	5.93	1,826
CS-22-174	312.90	316.20	3.30	3.14	907	3.24	1,077	Copala
Includes	314.90	316.20	1.30	1.24	1,670	5.64	1,959
CS-22-175	246.40	248.65	2.25	1.85	596	4.94	909	Copala
Includes	247.00	247.85	0.85	0.70	598	8.09	1,138
CS-22-176	326.20	328.65	2.45	1.49	97	1.56	203	Copala
CS-22-177	340.05	344.90	4.85	3.59	123	2.01	259	Copala
CS-22-178	NO SIGNIFICANT VALUES							Copala
CS-22-179	NO SIGNIFICANT VALUES							Copala
CS-22-180	388.70	393.00	4.30	3.01	186	0.40	202	Copala
CS-22-181	233.50	235.50	2.00	1.70	165	0.52	191	HW splay
CS-22-181	281.15	285.20	4.05	3.44	832	3.85	1,051	Copala
Includes	281.15	281.95	0.80	0.68	1,725	11.00	2,396
Includes	283.30	284.25	0.95	0.81	1,501	4.98	1,754
CS-22-182	NO SIGNIFICANT VALUES							Copala
CS-22-183	NO SIGNIFICANT VALUES							Copala
CS-22-185A	91.70	97.20	5.50	5.01	199	1.27	277	Copala
CS-22-185A	132.50	134.30	1.80	1.64	108	2.15	255	FW splay
CS-22-186	NO SIGNIFICANT VALUES							Copala
CS-22-187	144.60	148.00	3.40	2.89	270	1.96	392	Copala
CS-22-188	NO SIGNIFICANT VALUES							Copala
CS-22-189	411.45	412.50	1.05	0.88	447	1.25	505	Copala
CS-22-190	NO SIGNIFICANT VALUES							Copala
CS-22-191	340.55	342.20	1.65	1.39	133	0.48	158	Copala HW
CS-22-191	348.20	363.10	14.90	12.52	706	4.93	1,011	Copala
Includes	359.60	361.10	1.50	1.26	3,880	27.70	5,602
Includes	361.10	362.60	1.50	1.26	1,245	8.24	1,751
Includes	362.60	363.10	0.50	0.42	1,425	10.65	2,092
CS-22-191	370.95	374.85	3.90	3.28	4,804	14.23	5,491	Copala FW
Includes	370.95	372.45	1.50	1.26	11,053	33.50	12,690

Table 1: Downhole drill intersections from the holes reported for the new splay vein at the foot wall of Copala.

Note: AgEq = Ag g/t x Ag rec. + (Au g/t x Au Rec x Au price/gram)/Ag price/gram. Metal price assumptions are $20.70/oz silver and $1,655/oz gold and metallurgical recoveries assumed are 93% for silver and 90% for gold. Gold and silver metallurgical recoveries used in this release were estimated for the Napoleon vein (see press release dated February 17, 2022).

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
CS-22-156	404,675	2,586,751	561	269	-35.0	364.5
CS-22-159	404,676	2,586,751	561	268	-79.5	336.0
CS-22-163A	404,638	2,586,711	559	269	-80.7	331.5
CS-22-165	404,641	2,586,712	559	91	-85.7	339.0
CS-22-168	404,778	2,586,756	631	277	-73.2	551.5
CS-22-170	404,643	2,587,057	558	132	-85.5	294.0
CS-22-171	404,759	2,587,035	597	293	-77.8	594.0
CS-22-172	404,834	2,587,003	596	281	-60.0	374.7
CS-22-173	404,778	2,586,757	631	300	-64.9	457.5
CS-22-174	404,834	2,587,004	596	275	-69.0	427.5
CS-22-175	404,725	2,586,986	595	282	-74.0	376.5
CS-22-176	404,778	2,586,758	631	316	-75.9	399.0
CS-22-177	404,834	2,587,002	596	297	-72.2	430.5
CS-22-178	404,748	2,586,687	614	28	-85.9	441.0
CS-22-179	404,892	2,587,146	602	318	-70.6	426.0
CS-22-180	404,834	2,587,002	596	244	-78.3	447.0
CS-22-181	404,755	2,586,683	618	243	-80.0	352.5
CS-22-182	404,639	2,586,711	559	259	-54.0	291.0
CS-22-183	404,850	2,587,120	586	318	-86.0	435.0
CS-22-185A	404,569	2,586,883	535	290	-84.7	184.5
CS-22-186	404,577	2,586,837	537	153	-76.2	231.0
CS-22-187	404,651	2,586,891	568	174	-88.4	267.0
CS-22-188	404,787	2,586,850	632	289	-76.5	382.5
CS-22-189	404,816	2,586,676	657	339	-72.8	477.0
CS-22-190	404,702	2,586,663	619	152	-77.3	423.0
CS-22-191	404,787	2,586,850	632	322	-69.8	431.6

Table 2: Drillhole details for the reported drillholes. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,754-hectare, past producing district benefits from over 75 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 61.1 Moz AgEq and an in-situ inferred resource of 45.6 Moz AgEq. The Technical Report, titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" was filed on SEDAR on April 7, 2022, has an effective date of March 1, 2022 and was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") by Tim Maunula, P.Geo., Principal Geologist, T. Maunula & Associates Consulting Inc and Kevin Murray, P.Eng, Manager Process Engineering, Ausenco.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 140,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling designed to upgrade and expand the maiden resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO , is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:00e 10-AUG-22